Contact:

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

Magic Software Subsidiary Access Data Corporation To Raise

Phoenix Crime Data Reporting to New Level

Development and Implementation of NIBRS Reporting System

To Aid FBI in Homeland Security Information Battle

Irvine, California (October 24, 2002) - Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art development and integration technology, and business solutions, announced today that it has been awarded a federally-funded contract with a value of approximately $100,000 from the City of Phoenix, Arizona, to provide the Phoenix Police Department the ability to report crime statistics and data to the FBI using the National Incident Based Reporting System (NIBRS). The Phoenix Police Department is comprised of 2,714 sworn police personnel augmented by 1,028 civilian personnel, all under the direction of Chief of Police Harold Hurtt.

The integrated solution is being implemented by Magic Software subsidiary, Access Data Corporation. Access Data’s widely respected Sleuth Software records management system, developed with the flagship Magic eDeveloper application development and integration environment, will be customized to provide incident and arrest reports from existing Phoenix Police Department applications to the FBI's NIBRS. The project, which is expected to go live in February 2003, will include an error detection system designed to avoid submission of data that does not conform to the rules of the NIBRS system.

"One of the challenges in the current homeland security effort has been the inability of existing federal, state and local computer systems to share information with one another," said David Vosburgh, chief architect of the Sleuth Software system. "The Sleuth Software NIBRS reporting module overcomes these barriers by passing incident and arrest information to a central database in Washington DC-FBI Headquarters. Sleuth will standardize this data so it is useable by highlighting errors for correction based on certain reporting rules and criteria. The FBI and other subscribing agencies receive vital information that is as accurate and useful as possible in the battle against crime and efforts for homeland security."

Magic eDeveloper enables developers to quickly and easily integrate multiple data sources and applications running in diverse environments. In addition, Magic eDeveloper provides support for component and application integration, XML, Web Services, J2EE and .Net, native gateways to leading data sources and presentation layer support for GUI, Web and mobile clients.

"We selected Access Data and its customized Sleuth Software solution because they were the most knowledgeable and experienced in NIBRS rules. In addition, the underlying Magic eDeveloper technology made it possible to quickly and easily migrate the application as we move to a browser based front end,” said Joseph Hindman, Computer Services Bureau Administrator for the City of Phoenix. "With all of the attention on homeland security today, accurate reporting and information sharing is clearly a vital effort."

It is the intention of Access Data to make this project the start of a new 'off-the-shelf' package for large police departments. Law Enforcement Agencies will be able to use Sleuth Software to pass information and verify data for the FBI.

“We see an excellent opportunity in this area going forward. The FBI desires that police and sheriff's departments in the country be NIBRS compliant. We estimate that today, not even 50% of the agencies in the country are compliant,” says David Vosburgh.

About Access Data Corporation

Access Data Corporation provides comprehensive, totally integrated database management solutions for law enforcement, which includes police, sheriff, courts, jail, and dispatch throughout the United States. It was one of the first software packages to become NIBRS compliant 6 years ago. In business for more than 17 years, the Company has installed its solutions at more than 450 locations. Its Sleuth@ solution, which includes integrated file management, on-screen digital camera button controls, mapping capabilities and product interfaces, as well as many other features, is one of the most respected records management applications available to small-to-medium-sized public safety agencies. Access Data Corporation is headquartered at 22 Sage Lane, Angel Fire, New Mexico 87710, telephone (505) 377-6757, fax (505) 377-3410, http://www.sleuthsoftware.com.

About Magic Software Enterprises

Magic Software Enterprises, a member of the Formula Group (Nasdaq: FORTY), develops, markets and supports software development and deployment technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  The Company's North American subsidiary is located at 13710 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

The Formula Group is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.